

Renew RESI

Change the Status Quo at Front Yard

May 2019



SNOW PARK
CAPITAL
PARTNERS

DISCLAIMER

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Snow Park Capital Partners, LP or any other participant in its solicitation (collectively, "Snow Park") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Snow Park, and are based on publicly available information with respect to Front Yard Residential Corporation (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Snow Park has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Snow Park and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Snow Park shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Snow Park that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Snow Park believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Snow Park reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Snow Park disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Source: Snow Park Capital Partners, LP



TABLE OF CONTENTS

Executive Summary

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ABOUT SNOW PARK

Firm Overview

- Snow Park Capital Partners, LP ("Snow Park") is an SEC-registered investment adviser based in New York

- One of the only alternative asset management firms exclusively focused on publicly-traded real estate securities

- Founder and Managing Partner, Jeffrey Pierce, has 15 years of focused experience investing in the REIT sector

- Long-term stockholder of Front Yard Residential Corporation ("Front Yard" or the "Company") with deep knowledge of the Company's business, portfolio and governance

Strong Track Record

- Since inception, Snow Park has generated strong annualized returns during a period of volatility in the equity REIT market

- Snow Park has made more than a dozen activist and constructivist investments in the REIT sector

SNOW PARK
CAPITAL
PARTNERS

SNOW PARK'S RELEVANT BACKGROUND

Select Activist and Constructive Positions

- **Monogram Residential Trust:** Snow Park helped deliver approximately 2,100 basis points of active alpha through the duration of its public engagement with the company, which included pushing for solutions to bridge a sizable valuation gap and mitigating board conflicts



- **FelCor Lodging Trust:** Snow Park helped deliver approximately 2,800 basis points of active alpha through the duration of its public engagement with the company, which ended in a settlement that removed entrenched board members



- **Ashford Hospitality Prime:** Snow Park helped deliver approximately 5,100 basis points of active alpha through the duration of its engagement with the company, which included private conversations with management about bridging its valuation gap through a sale of the portfolio



- **Corporate Office Properties Trust:** Snow Park helped deliver approximately 2,900 basis points of active alpha through the duration of its engagement with the company, which included private conversations with management about re-focusing on core assets



Note: Snow Park returns reflect Snow Park Capital Partners Master Fund, LP from inception (May 2015) through 04/30/2019.

FRONT YARD'S TROUBLED HISTORY

Front Yard is an externally-managed, single-family REIT with a current portfolio of approximately 16,000 rental homes across low-income neighborhoods within the continental United States

▪ **The Beginning (2012)** – Altisource Portfolio Solutions spins off Front Yard (f/k/a Altisource Residential Corporation) and Altisource Asset Management Corporation ("AAMC") – its external manager – into two separate standalone public companies

▪ **The Onset of Issues (2015)** – In March of 2015, Front Yard announced a new asset management agreement with AAMC that it claimed would be "immediately accretive to the Company's earnings" and it also announced the appointment of George Ellison as CEO (shares dropped from more than $21 per share in April 2015 to $12.41 per share at year's end)

▪ **Enter Snow Park (2015-2016)** – After extensively analyzing Front Yard and realizing the untapped real estate value within its shares, Snow Park built a stake on the belief that the Company's Board of Directors (the "Board") was working to realize the Company's potential

▪ **First Attempted Proxy Fight (2017-2018)** – In December of 2017, Snow Park announced its intent to run a slate of nominees for election to the Board – but agreed to settle with the Company in early 2018 on the premise that new and qualified independent directors would be added to the Board and changes would be made

Unfortunately, Front Yard has not delivered and the consequences for stockholders have mounted:

    o   Shares dropped another 30%
    o   Share price discount to Net Asset Value ballooned to more than 50%
    o   Balance sheet deterioration has accelerated due to leverage-fueled acquisitions
    o   The issues created by the AAMC agreement have manifested
    o   Governance has worsened due to a lack of independence and ownership views in the boardroom

Note: a NAV of $17.50 was set forth in Front Yard's February 2019 earnings call transcript.

FRONT YARD TODAY

It is time to reverse the trajectory of underperformance, strategic issues and poor governance

- **Miserable Financial Performance** – Despite operating during a bull market in the single-family space and a period of tremendous economic growth, Front Yard has delivered <u>negative</u> returns over the past one, three and five years

- **Staggering Valuation Gap** – Although REITs often trade at modest discounts to their NAV calculations, Front Yard's shares trade at a consistent 50-60% discount to the Company's own stated NAV

- **Strategic Lapses** – Front Yard has been built up in recent years through unsustainable, leverage-fueled acquisitions, leaving stockholders burdened with more risk and hindering its ability to execute a capital markets transaction

- **Persistent Structural Issues** – For Front Yard, spurring growth and reining in costs is nearly impossible right now given its poorly designed external management agreement and excessively leveraged balance sheet

- **Minimal Management-Level Accountability** – Management consistently overpromises in its proclamations before ultimately underdelivering, including telling stockholders to expect "distributable income of 9-11% on equity"

- **Weak Corporate Governance** – Front Yard defies best practices in corporate governance and severely limits the ability of stockholders to spur necessary changes and have their voices heard

- **Lack of Board-Level Independence** – Front Yard's Board in recent years has added former long-term colleagues of the chief executive, George Ellison, who himself is the Chairman and CEO of the Company's external manager, AAMC

- **Poor Alignment With Stockholders** – The incumbent independent directors' lack of a vested financial interest in Front Yard's performance causes a misalignment of interests between stockholders and the Board

<u>Note</u>: As of market close on April 1, 2019, Front Yard's shares were trading at $9.41. A NAV of $17.50 was set forth in Front Yard's February 2019 earnings call transcript.
<u>Note</u>: Total Shareholder Return performance calculated as of close on April 1, 2019 (day immediately prior to Snow Park's public letter on April 2, 2019 disclosing its nomination of nominees).

SNOW PARK
CAPITAL
PARTNERS

SNOW PARK HAS NOMINATED HIGHLY-QUALIFIED, INDEPENDENT CANDIDATES

Our nominees bring the real estate experience, leadership expertise and ownership perspectives needed to effect meaningful change in Front Yard's boardroom

If elected to the Board, the Snow Park nominees will work to:

Add True Independence and Ownership Perspectives to the Board 	**Enhance Accountability for Management** 	**Improve Strategic Thinking Across All Facets of the Business** 
Advocate for Stockholder-Friendly Governance Policies 	**Encourage a Full and Objective Strategic Review** 	

The Case for Change

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LONG-TERM FINANCIAL UNDERPERFORMANCE

Front Yard's incumbent Board has presided over dismal Total Shareholder Return figures over relevant time horizons

Based on TSR, Front Yard has consistently and dramatically underperformed its peers and the broader marketplace

	1 Year	3 Year	5 Year
Front Yard Residential	**-0.5%**	**-7%**	**-57%**
Invitation Homes	9%	-	-
American Homes for Rent	15%	48%	44%
MSCI US REIT Index	21%	20%	54%
S&P 500	11%	47%	68%
RESI Relative Returns vs:			
Invitation Homes*	-9%	-	-
American Homes for Rent	-15%	-55%	-101%
MSCI US REIT Index	-21%	-26%	-111%
S&P 500	-11%	-54%	-126%

Note: Performance calculated as of close on April 1, 2019 (day immediately prior to Snow Park's public letter on April 2, 2019 disclosing its nomination of the nominees). Invitation Homes launched its IPO on 1/31/2017
Source: Bloomberg

SNOW PARK CAPITAL PARTNERS

STAGGERING VALUATION GAP

Front Yard's incumbent Board has not only presided over a 50-60% valuation gap, but is has failed – for years – to come up with a successful plan to narrow the gap



RESI SHARE PRICE THROUGH 4/1/19 VS. MANAGEMENT'S STATED NAV

Source: Bloomberg; Front Yard's earnings call transcripts from May 2016 through November 2018.

COSTLY STRATEGIC BLUNDERS

Front Yard's incumbent Board endorsed what Snow Park believes to be a faulty business plan to scale because of the Company's poorly-designed external management agreement

The Problematic External Management Agreement with AAMC

- Front Yard's agreement with AAMC results in equity raised generating a 2% annual management fee for AAMC

- With acquisition cap rates at sub-6% levels, the agreement makes it infeasible to raise common equity to lower leverage – as any deals would be dilutive and the Company's General & Administrative expense burden would worsen

- Even if economics were to improve, companies that trade significantly below NAV do not have the ability to issue new equity at reasonable terms

- We question, as all stockholders should, why the Board allowed the balance sheet to deteriorate without any reasonable path to de-leveraging

COSTLY STRATEGIC BLUNDERS

Snow Park questions, as all stockholders should, why Front Yard's incumbent Board has allowed the balance sheet to deteriorate without any reasonable path to de-leveraging

Dismal Balance Sheet Management



Note: Net debt represents total debt less cash. Invitation Homes data available from 12/31/15.
Source: Bloomberg

SIGNIFICANT STRUCTURAL ISSUES

Front Yard's incumbent Board has seemingly sat idle while a leverage-fueled acquisition spree has gradually eroded the balance sheet and resulted in diminishing NAV



Source: Front Yard's earnings call transcripts from May 2016 through November 2018.

ANALYST PERSPECTIVES

Leading sell-side analysts also see need for significant change at Front Yard

> "…as a public company, its scale remains small and **there is a lot of drag on shareholders** due to its overhead and external management agreement."

J.P. Morgan

> "While RESI has made progress on its SFR strategy and disposition of non-core assets…we remain cautious on eventual stabilized profitability given an **outsized expense base, high leverage**, and an external management structure, which, in our view **inhibits NAV realization**."

Keefe, Bruyette & Woods

> "On March 31st, RESI and AAMC announced a restructured agreement. Initially, we viewed the revised agreement as mostly meeting expectations. However, upon closer reading of the 8-K (filed April 2nd), **we believe the economics and structure favor AAMC too much**… **the restructuring**, while positive, **seems a missed opportunity for RESI to re-assert itself in the near term**. Lowering price target and adjusting earnings."

Keefe, Bruyette & Woods

Note: Emphasis from Snow Park; quotations from Keefe, Bruyette & Woods report "RESI: Outlook Post-4Q: Raising 2019E on Lower Interest Expense" (2.27.19); J.P. Morgan report "Front Yard Residential: Slightly higher estimates for 2019/2020" (3.15.19); "RESI: Did RESI's Board Fumble the Ball? Downgrading to Market Perform" (4.9.15)

LACK OF MANAGEMENT ACCOUNTABILITY

Snow Park believes that Front Yard's incumbent Board has failed to hold management accountable despite management's history of broken promises and misrepresentations to stockholders

Management told stockholders in 2016 that once NOI margin is ~65%, it will generate "distributable income of 9-11% on equity"



Management told stockholders in 2016 that it planned to have 10,000 homes by the end of 2016 and 20,000 by the end of 2017



Management told stockholders in 2018 its "business transformation is achieving results" – but stockholders are not realizing those results



Management told stockholders in Q3 2018 earnings call that it was poised to begin "printing money" – but Front Yard shares were down 30% in 2018



Management has been over-promising and under-delivering since George Ellison took over

Source: Front Yard's earnings call transcripts from May 2016 through November 2018.

LIMITED STOCKHOLDER RIGHTS

Front Yard's incumbent Board has maintained restrictive governance policies that limit stockholders from effecting change and having their voices heard

Ability to Classify Board
- The Board has not opted out of the Maryland Unsolicited Takeovers Act ("MUTA") and therefore, may classify its Board without stockholder approval
- Limits the ability of stockholders of Maryland Corporations to hold directors accountable

Shareholders Can't Amend Bylaws
- Numerous companies incorporated in Maryland have sought to provide stockholders the right to amend the Bylaws, especially since ISS updated its voting guidelines in 2017 (effective 2018 proxy season)
- Limits the ability of stockholders to effect positive change

Majority of Votes Required to Call a Special Meeting
- A majority of the outstanding votes are required to call special meetings and due to the fact that historically, only 75% of stockholders vote in Front Yard's elections – a supermajority of voting shares would be required to effect change
- Limits the ability of stockholders to effect positive change

Super Majority Voting
- Front Yard's directors may only be removed by a prohibitively high two-thirds stockholder vote
- Limits the ability of stockholders to hold directors accountable

No Majority Voting
- The Board has not adopted this most basic tenant of good corporate governance – a true majority standard provides tangible accountability
- Limits the ability of stockholders to hold the Board accountable

Source: Front Yard's definitive proxy statement filed on April 2, 2019.

SNOW PARK CAPITAL PARTNERS

WEAK CORPORATE GOVERNANCE

Front Yard's incumbent Board demonstrates a lack of ownership perspective in the boardroom

❑ Front Yard's incumbent independent directors collectively beneficially own approximately 0.07% of the Company's outstanding shares – most of which has been awarded, rather than purchased

❑ By contrast, Snow Park's nominees collectively beneficially own over 25x the amount of shares

❑ In our view, the incumbents directors' lack of a vested financial interest in the Company's performance causes a glaring misalignment of interests between stockholders and the Board



Source: Front Yard's definitive proxy statement filed on April 2, 2019.
Note: Google Image (permission to use neither granted or sought)

SNOW PARK
CAPITAL
PARTNERS

FEW BOARD-LEVEL CHECKS AND BALANCES

Snow Park believes that Front Yard's incumbent Board lacks sufficient independence as evidenced by the web of connectivity that exists among directors and Company leaders







CEO George Ellison supported the appointment of Rochelle Dobbs and George McDowell – Mr. Ellison's former Bank of America colleagues – as "independent" directors

George Ellison is CEO of both Front Yard and AAMC (Front Yard's external manager) while also sitting on both companies' boards, including as Chairman of AAMC

George Ellison held leadership roles at both companies at the time the destructive external management agreement was negotiated

Source: Front Yard's definitive proxy statement filed on April 2, 2019.

CONCLUSION: CHANGE IS NEEDED NOW

Snow Park believes Front Yard's Board has overseen too many strategic, operational and governance missteps – all leading to the same result: underperformance

- We believe the incumbent Board is essentially asking stockholders to overlook the past and roll the dice on a flawed business plan

- In our view, all stockholders should feel the same way if the incumbent Board remains intact:



- Fortunately, the Snow Park slate offers a path to changing the status quo in the boardroom and unlocking the value that has been trapped within Front Yard's shares for too long

Note: Drawing by Charles Schultz (permission to use neither granted or sought)

The Snow Park Slate

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OUR HIGHLY-QUALIFIED AND INDEPENDENT NOMINEES

The Snow Park slate possess the experience, expertise, ownership perspectives and desire to help improve the Board and drive value



Leland Abrams
Wynkoop LLC

Deep Single-Family Market Experience

❑ Sizable stockholder of the Company

❑ Distinct knowledge within the single-family home market based on managing portfolios of residential securities

❑ Deep experience analyzing real estate companies' balance sheets, operations and strategic options

❑ One of the earliest institutional investors in the single-family residence market

❑ Strong understanding of Front Yard's challenges and issues



Lazar Nikolic
JPL Advisors

Extensive Real Estate Investment and Transaction Experience

❑ Sizable stockholder of the Company

❑ Deep experience with the single-family home market through ownership, investment and advisory experience

❑ Track record of investing in RMBS, REITs and residential market securities that require analysis of portfolios, strategies and public company corporate governance

❑ Strong understanding of Front Yard's challenges and issues



Jeffery Pierce
Snow Park Capital Partners

Robust REIT Sector and Corporate Governance Experience

❑ Sizable stockholder of the Company

❑ Founded and manages one of the world's only alternative asset managers focused on public real estate

❑ Track record of working with REIT management team's in public and private manners to unlock value

❑ Deep knowledge of REIT corporate governance practices and policies based on scores of investments in the industry

❑ Strong understanding of Front Yard's challenges and issues

SNOW PARK
CAPITAL
PARTNERS

DEEP DIVE: FRONT YARD'S WEAK INCUMBENT DIRECTORS

In contrast to the Snow Park slate, we believe at least three of Front Yard's incumbent directors are not best equipped to advance the goals of stockholders

Michael Eruzione


George McDowell


David Reiner


Although we greatly admire Mr. Eruzione's patriotism and appreciate his role in the 1980 Olympics, it is clear from his own biography on Front Yard's website that he lacks the qualifications and expertise to help solve the challenges the Company faces:

- Inapplicable background as a "spokes-person" and "motivational speaker"

- No stated experience in the REIT sector at the management or operational level

- No stated qualifications to be on the Nominating and Governance Committee

- No stated qualifications to be on the Compensation Committee

In addition to Mr. McDowell's questionable "independence," we feel his background in the financial services sector is of little relevance to an externally-managed, single-family REIT facing balance sheet and portfolio-level issues:

- Former colleague of CEO George Ellison, who also worked at Bank of America during the same period

- No stated experience in the REIT sector or single-family market

- No stated corporate governance, balance sheet management or strategic review experience

Mr. Reiner's track record underscores why he should not be on the Board and is ill-equipped to represent stockholders' best interests:

- Served as Chairman between 2015 and 2018, when Front Yard's stock cratered in value

- Presided over the value-destructive external management agreement with AAMC

- Led the Board as it failed to produce any credible plan for bridging the Company's staggering valuation gap

- Held Chairman role while the Company maintained insular and repressive governance policies

OUR VISION

Our nominees see a clear path forward in which Front Yard can finally unlock value trapped in its shares, restoring stockholder confidence in the Company…

FROM	TO
Stock dramatically underperforming its peers	Comprehensive strategic review
NAV that continues to rapidly decline	A plan to begin closing the valuation gap
Value-destructive external management agreement	Revised external manager contract
Conflicted directors with ties to CEO	Improved stockholder relations and governance policies
Lack of ownership mentality in the boardroom	Independent voices in the boardroom with stockholders in mind
MUTA	Opt out of MUTA
Stockholders can't amend the Bylaws	Restore this fundamental stockholder right



Biographies

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LELAND ABRAMS



Leland Abrams

Leland Abrams, age 36, has served as a Fund Manager at Wynkoop, LLC ("Wynkoop"), an investment fund manager, since September 2016. Prior to joining Wynkoop, Mr. Abrams was the former RMBS Sector Manager for Candlewood Investment Group, LP, an alternative asset management firm focused primarily on credit opportunities where he was responsible for overseeing approximately half of its structured credit investments, from November 2010 until April 2016. From 2008 until 2010, Mr. Abrams was a structured mortgage and esoteric ABS trader and credit analyst at United Capital Markets, Inc., a secondary market maker concentrating on asset backed and mortgage backed securities. Prior to that, Mr. Abrams was a credit analyst and trader on the proprietary credit trading desk at Dresdner Bank, A.G., a mid-size investment banking firm offering brokerage services and investment products, from 2005 until 2008. Mr. Abrams holds a B.A. in Economics from Bucknell University. Snow Park believes Mr. Abrams' financial expertise and his experience investing in structured credit, specifically, residential mortgage backed securities, makes him well qualified to serve on the Board.

LAZAR NIKOLIC



Lazar Nikolic

Lazar Nikolic, age 38, has served as a founder and managing member of each of JPL Advisors LLC and JPL Management Services LLC, providers of investment management services to private funds, since January 2016. Mr. Nikolic's responsibilities include portfolio management, investment analysis and risk management, and he currently focuses on RMBS, structured credit, m-REITs, e-REITs, closed-end funds, specialty finance companies and special situations. From September 2009 until December 2015, Mr. Nikolic was a portfolio manager at Adler & Co., a family office. Prior to that, Mr. Nikolic was a hedge fund analyst at Alpha Beta Capital Management LLC, an investment advisor, from 2007 until 2009. Previously, Mr. Nikolic served as a software engineer at Bloomberg L.P., a privately held financial, software, data and media company, from 2003 until 2007. Mr. Nikolic holds an M.S. in Math-Finance from New York University's Courant Institute as well as a B.S. in both Mathematics and Computer Science from Lafayette College. Snow Park believes that Mr. Nikolic's financial expertise will make him a valuable addition to the Board.

JEFFREY PIERCE



Jeffrey Pierce

Jeffrey Pierce, age 38, has served as the Managing Partner and Portfolio Manager of Snow Park Capital Partners, LP, a private investment firm, since March 2015. Previously, Mr. Pierce led the real estate coverage at Luxor Capital Group, LP ("Luxor"), a multi-strategy hedge fund, from March 2010 to March 2014, and served as a consultant through January 2015. Prior to his service at Luxor, Mr. Pierce served as an analyst covering public real estate securities at Farallon Capital Management, LLC, an investment firm that manages capital on behalf of institutions and individuals, from 2006 to 2010, and served as lead analyst, from 2008 to 2010. Mr. Pierce holds a B.A. in both Economics and Mathematics from New York University, where he graduated summa cum laude and was nominated to Phi Beta Kappa. Snow Park believes Mr. Pierce's perspective as a shareholder in addition to his real estate investment experience makes him well qualified to serve on the Board.

SNOW PARK
CAPITAL
PARTNERS